Filed by D-Wave Quantum Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: DPCM Capital, Inc.

(Commission File No. 001-39638)

Dear [             ],

This morning, D-Wave announced our plans to go public through a merger with DPCM Capital. You can find the press release on the D-Wave website.

This strategic transaction is expected to fund and accelerate our strategy to deliver practical business value to you. We plan to do this by building and delivering both annealing and gate-model quantum computers and further expanding the value of our real-time cloud service via powerful hybrid solvers and cross-platform developer tools that accelerate your ability to benefit from quantum computing.

Our product portfolio and road map positions us to address your toughest business challenges, both today in optimization use cases, and tomorrow as we continue to build out new technologies that will benefit you in new ways. This transaction is a testament to the exceptional product platform and the emerging use cases that we are building together.

But most of all, it’s a testament to your commitment to D-Wave and the amazing things we have done, and will do, together. I want to thank you all for your long-term investment in our joint success.

Sincerely,

Alan Baratz

CEO

D-Wave

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Transaction (as defined below) and does not constitute an offer to sell, buy or exchange or the solicitation of an offer to sell, buy or exchange any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, purchase, or exchange of securities or solicitation of any vote or approval in any jurisdiction in contravention of applicable law.

Additional Information and Where to Find It

In connection with the potential business combination transaction (the “Transaction”) pursuant to which D-Wave Systems Inc. (“D-Wave”) and DPCM Capital, Inc. (“DCPM”) will become subsidiaries of a newly formed parent company, D-Wave Quantum Inc. (“D-Wave Quantum”), a registration statement on Form S-4 will be filed with the Securities and Exchange Commission (the “SEC”) by D-Wave Quantum that will include a prospectus with respect to the combined company’s securities to be issued in connection with the Transaction and a proxy statement with respect to the stockholder meeting of DPCM Capital to vote on the Transaction (the “proxy statement/prospectus”). D-Wave Quantum and DPCM urge investors, stockholders and other interested persons to read, when available, the preliminary proxy statement/prospectus, as well as other documents filed with the SEC, because these documents will contain important information about D-Wave Quantum, DPCM, D-Wave and the Transaction. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to stockholders of DPCM as of a record date to be established for voting on the Transaction. Once available, shareholders will also be able to obtain a copy of the registration statement on Form S-4—including the proxy statement/prospectus and other documents filed with the SEC without charge—by directing a request to: D-Wave Quantum Inc., 3033 Beta Avenue, Burnaby, BC V5G 4M9 Canada, or via email at shareholdercomm@dwavesys.com and DPCM Capital, 382 NE 191 Street, #24148, Miami, Florida 33179, or via email at mkilkenny@hstrategies.com. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in Solicitation

D-Wave Quantum, DPCM and D-Wave, and their respective directors and executive officers, may be deemed participants in the solicitation of proxies of DPCM’s stockholders in respect of the Transaction. Information about the directors and executive officers of DPCM Capital is set forth in DPCM’s filings with the SEC. Information about the directors and executive officers of D-Wave Quantum and more detailed information regarding the identity of all potential participants, and their direct and indirect interests by security holdings or otherwise, will be set forth in the definitive proxy statement/prospectus for the Transaction when available. Additional information regarding the identity of all potential participants in the solicitation of proxies to DPCM’s stockholders in connection with the proposed Transaction and other matters to be voted upon at the special meeting, and their direct and indirect interests, by security holdings or otherwise, will be included in the definitive proxy statement/prospectus, when it becomes available.

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